Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Calvert Social Investment Fund:

We consent to the use of our reports, incorporated herein by reference, dated November 24, 2014, with respect to the financial statements of the Calvert Balanced Portfolio, Calvert Bond Portfolio, Calvert Equity Portfolio, Calvert Large Cap Core Portfolio, Calvert Conservative Allocation Fund, Calvert Moderate Allocation Fund, and Calvert Aggressive Allocation Fund, each a series of the Calvert Social Investment Fund, as of September 30, 2014, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodian" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2015